SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                               (Amendment No. 26)*

                    Under the Securities Exchange Act of 1934


                           TITANIUM METALS CORPORATION
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                   888339 10 8
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                            DALLAS, TEXAS 75240-2694
                                 (972) 233-1700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 4, 2006
                      (Date of Event which requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Tremont LLC

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC and AF

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    50,474,000
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     50,474,000

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      50,474,000

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      31.3%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      OO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Valhi, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    56,732,600
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     56,732,600

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      56,732,600

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      35.2%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Valhi Holding Company

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    56,732,600
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     56,732,600

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      56,732,600

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      35.2%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Valhi Group, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Nevada

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    56,732,600
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     56,732,600

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      56,732,600

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      35.2%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      National  Lines, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    56,732,600
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     56,732,600

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      56,732,600

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      35.2%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      NOA, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    56,732,600
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     56,732,600

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      56,732,600

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      35.2%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Dixie Holding Company

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    56,732,600
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     56,732,600

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      56,732,600

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      35.2%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      placeDixie Rice Agricultural Corporation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    56,732,600
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     56,732,600

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      56,732,600

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      35.2%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Southwest Louisiana Land Company, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    56,732,600
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     56,732,600

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      56,732,600

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      35.2%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Contran Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    56,732,600
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     56,732,600

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      56,732,600

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      35.2%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Harold Simmons Foundation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    56,732,600
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     56,732,600

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      56,732,600

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      35.2%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      The Combined Master Retirement Trust

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    72,112,280
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     72,112,280

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      72,112,280

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      44.7%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      EP

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Annette C. Simmons

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      PF

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    21,461,933
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     21,461,933

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      21,461,933

    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ X ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      11.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      IN

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Harold C. Simmons

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      PF and OO

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                               7      SOLE VOTING POWER

                                                      4,642,900
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    93,574,213
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                       4,642,900

                               10     SHARED DISPOSITIVE POWER

                                                     93,574,213

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      4,642,900

    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ X ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      2.9%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      IN

                                AMENDMENT NO. 26
                                 TO SCHEDULE 13D

         This amended statement on Schedule 13D (collectively, this "Statement") relates to the common stock, $0.01 par value per share (the "Shares"), of Titanium Metals Corporation, a Delaware corporation (the "Company").
This amendment is filed as result of an increase in the outstanding Shares, as reported by the Company on its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006 and filed with the U.S. Securities and Exchange Commission on August 4, 2006 (the "2006 Second Quarter Form 10-Q"). The outstanding Shares as reported in the 2006 Second Quarter Form 10-Q indicated a decrease in the aggregate percentage holdings of the Shares held by the persons filing this Statement by more than one percent of the outstanding Shares, primarily as a result of conversions of the Company's 6 3/4% Series A Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), into Shares. Items 2, 3, 4, 5 and 6 of this Statement are hereby amended as set forth below.

         All Share amounts in this amendment no. 26 to this Statement reflect the two-for-one split of the Shares that the Company paid in the form of a stock dividend on the close of business on May 15, 2006 to holders of record as of the close of business on May 5, 2006.

Item 2.  Identity and Background.

         Item 2(a) is amended and restated as follows:

         (a) The following entities or person are filing this Statement (collectively, the "Reporting Persons"):

                  (i) Tremont LLC and The Combined Master Retirement Trust (the "CMRT") as direct holders of Shares;

                  (ii) Valhi, Inc. ("Valhi") as the direct holder of Shares and shares of Series A Preferred Stock that are convertible into Shares and by virtue of Valhi's direct holding of 100% of the outstanding membership interests of Tremont LLC;

                  (iii) Valhi Holding Company ("VHC"), Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Southwest Louisiana Land Company, Inc. ("Southwest"), Contran Corporation ("Contran") and the Harold Simmons Foundation, Inc. (the "Foundation") by virtue of their direct or indirect ownership of membership interests of Tremont LLC and shares of Valhi common stock (as described below in this Statement);

                  (iv) Harold C. Simmons by virtue of his positions with Contran and certain of the other entities (as described in this Statement) and as a direct owner of Shares; and

                  (v) Annette C. Simmons, Harold C. Simmons' spouse, by virtue of her direct ownership of Shares and Series A Preferred Stock.

By signing this Statement, each Reporting Person agrees that this Statement is filed on its, his or her behalf.

         Tremont LLC, the CMRT, Valhi, Harold C. Simmons and Annette C. Simmons are the direct holders of approximately 31.3%, 9.5%, 3.8%, 2.9% and 0.1%, respectively, of the 161,125,557 Shares outstanding as of August 1, 2006 according to the 2006 Second Quarter Form 10-Q (the "Outstanding Shares"). Tremont LLC may be deemed to control the Company.

         Valhi also directly holds 14,700 shares of Series A Preferred Stock that are convertible into 196,000 Shares, or approximately 0.1% of the outstanding Shares assuming the full conversion of only the shares of Series A Preferred Stock Valhi directly holds.

         Annette C. Simmons also directly holds 1,600,000 shares of Series A Preferred Stock that are convertible into 21,333,333 Shares, or approximately 11.7% of the outstanding Shares assuming the full conversion of only the shares of Series A Preferred Stock she directly holds.

         Valhi is the direct holder of 100% of the outstanding membership interests of Tremont LLC and may be deemed to control Tremont LLC. VHC, the Foundation, the Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") and the CMRT are the direct holders of 91.9%, 0.9%, 0.4% and 0.1%, respectively, of the common stock of Valhi. VHC may be deemed to control Valhi. VGI, National and Contran are the direct holders of 87.4%, 10.3% and 2.3%, respectively, of the outstanding common stock of VHC. Together, VGI, National and Contran may be deemed to control VHC. National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice is the direct holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of 100% of the outstanding common stock of Dixie Rice and may be deemed to control Dixie Rice. Contran is the holder of approximately 88.9% of the outstanding common stock of Southwest and may be deemed to control Southwest.

         Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee, or held by Mr. Simmons or persons or other entities related to Mr. Simmons. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

         The CMRT directly holds approximately 9.5% of the Outstanding Shares and 0.1% of the outstanding shares of Valhi common stock. Contran sponsors the CMRT as a trust to permit the collective investment by master trusts that maintain assets of certain employee benefit plans Contran and related companies adopt. Mr. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. He is a participant in one or more of the employee benefit plans that invest through the CMRT.

         The Foundation directly holds approximately 0.9% of the outstanding Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board of the Foundation and may be deemed to control the Foundation.

         The CDCT No. 2 directly holds approximately 0.4% of the outstanding Valhi common stock. U.S. Bank National Association serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT No. 2, Contran
(i) retains the power to vote the shares of Valhi common stock held directly by the CDCT No. 2, (ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

         NL Industries, Inc. ("NL") and a subsidiary of NL directly hold 3,522,967 shares and 1,186,200 shares, respectively, of Valhi common stock. Valhi and a subsidiary of the Company are the direct holders of approximately 83.1% and 0.5%, respectively, of the outstanding shares of NL common stock and together may be deemed to control NL. Pursuant to Delaware law, Valhi treats the shares of Valhi common stock that NL and the subsidiary of NL hold as treasury stock for voting purposes and for the purposes of this Statement such shares are not deemed outstanding.

         Mr. Harold C. Simmons is chairman of the board and chief executive officer of NL and chairman of the board of the Company, Tremont LLC, Valhi, VHC, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran.

         By virtue of the offices held, the stock ownership and his services as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of Shares directly held by certain of such other entities. Mr. and Ms. Simmons each disclaims beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities.

         Annette C. Simmons is the direct holder of 128,600 Shares, 1,600,000 shares of Series A Preferred Stock and 43,400 shares of Valhi common stock. Mr. Simmons may be deemed to share indirect beneficial ownership of such shares. Mr. Simmons disclaims all such beneficial ownership.

         Harold C. Simmons is the direct owner of 4,642,900 Shares and 3,383 shares of Valhi common stock. Other than the shares she directly holds, Ms. Simmons disclaims beneficial ownership of all Shares that her husband may beneficially own.

         A trust of which Harold C. Simmons and Annette C. Simmons are co-trustees and the beneficiaries of which are the grandchildren of Ms. Simmons is the direct holder of 36,500 shares of Valhi common stock. Each of Mr. and Ms. Simmons disclaims beneficial ownership of these shares.

         Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Mr. Simmons is set forth on Schedule B attached hereto and incorporated herein by reference.

         The Reporting Persons understand that the funds required by each person named in Schedule B to this Statement to acquire Shares were from such person's personal funds.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is amended to add the following:

         The total amount of funds (including commissions) Harold C. Simmons used to acquire the Shares he purchased as reported in Item 5(c) was $12,509,326.00. Mr. Simmons used his personal funds for such purchases.

         The total amount of funds (including commissions) Valhi used to acquire the Shares it purchased as reported in Item 5(c) was $10,404,397.84. Valhi used its cash on hand for such purchases.

Item 4.  Purpose of Transaction

         Item 4 is amended to add the following:

         Harold C. Simmons and Valhi purchased the Shares reported in Item 5(c) to increase each of their equity investments in the Company.

         Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Company's securities in the market, availability of funds, alternative uses of funds, the Reporting Persons' tax planning objectives and cash needs, stock market and general economic conditions), any of the Reporting Persons or other entities or persons that may be deemed to be affiliated with Contran may from time to time purchase Company securities, and any of the Reporting Persons, or other entities or persons that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of Company securities held by such entity or person, or cease buying or selling Company securities. Any such additional purchases or sales of Company securities may be in open market or privately negotiated transactions or otherwise.

         As described under Item 2, Harold C. Simmons, through Contran, may be deemed to control the Company.

         The information included in Item 6 of this Statement is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is amended as follows:

         No change except for the addition of the following:

         (a) Tremont LLC, the CMRT, Valhi, Harold C. Simmons and Annette C. Simmons are the direct holders of 50,474,000 Shares, 15,379,680 Shares, 6,062,600 Shares, 4,642,900 Shares and 128,600 Shares, respectively. Ms. Simmons and Valhi are the direct holders of 1,600,000 and 14,700 shares of Series A Preferred Stock, respectively, which are convertible into 21,333,333 Shares and 196,000 Shares, respectively.

         By  virtue  of  the  relationships  described  under  Item  2  of  this
Statement:

                  (1) Valhi, VHC, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran and the Foundation may each be deemed to be the beneficial owner of the 56,536,600 Shares that Tremont LLC and Valhi hold directly and the 196,000 Shares Valhi may acquire upon conversion of the 14,700 shares of Series A Preferred Stock that Valhi holds directly (in the aggregate 56,732,600 Shares, or approximately 35.2% of the outstanding Shares assuming the full conversion of only Valhi's Series A Preferred Stock);

                  (2) The CMRT may be deemed to be the beneficial owner of the 71,916,280 Shares that Tremont LLC, the CMRT and Valhi hold directly and the 196,000 Shares Valhi may acquire upon conversion of the 14,700 shares of Series A Preferred Stock that Valhi holds directly (in the aggregate 72,112,280 Shares, or approximately 44.7% of the outstanding Shares assuming the full conversion of only Valhi's Series A Preferred Stock);

                  (3) Harold C. Simmons may be deemed to be the beneficial owner of the 76,687,780 Shares that Tremont LLC, the CMRT, Valhi, he and his spouse hold directly and the 21,529,333 Shares his spouse and Valhi may acquire upon conversion of the 1,614,700 shares of Series A Preferred Stock that his spouse and Valhi hold directly (in the aggregate 98,217,113 Shares, or approximately 53.8% of the outstanding Shares assuming the full conversion of only the shares of Series A Preferred Stock his spouse and Valhi directly hold); and

                  (4)  Annette  C.  Simmons  may be deemed to be the  beneficial owner of the 128,600 Shares she holds directly and the 21,333,333 Shares she may acquire upon conversion of the 1,600,000 shares of Series A Preferred Stock that she holds directly (in the aggregate 21,461,933 Shares, or approximately 11.8% of the outstanding Shares assuming the full conversion of only the shares of Series A Preferred Stock she directly holds).

         Mr. Simmons disclaims beneficial ownership of all Company securities that he does not hold directly. Ms. Simmons disclaims beneficial ownership of any Company securities that she does not hold directly.

         (b) By virtue of the relationships described in Item 2:

                  (1) Tremont LLC may be deemed to share the power to vote and direct the disposition of the 50,474,000 Shares that it holds directly (approximately 31.3% of the outstanding Shares);

                  (2) Valhi, VHC, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran and the Foundation may each be deemed to share the power to vote and direct the disposition of the 56,536,600 Shares that Tremont LLC and Valhi hold directly and the 196,000 Shares Valhi may acquire upon conversion of the 14,700 shares of Series A Preferred Stock that Valhi holds directly (in the aggregate 56,732,600 Shares, or approximately 35.2% of the outstanding Shares assuming the full conversion of only Valhi's Series A Preferred Stock);

                  (3) The CMRT may be deemed to share the power to vote and direct the disposition of the 71,916,280 Shares that Tremont LLC, the CMRT and Valhi hold directly and the 196,000 Shares Valhi may acquire upon conversion of the 14,700 shares of Series A Preferred Stock that Valhi holds directly (in the aggregate 72,112,280 Shares, or approximately 44.7% of the outstanding Shares assuming the full conversion of only Valhi's Series A Preferred Stock);

                  (4) Harold C. Simmons may be deemed to share the power to vote and direct the disposition of the 72,044,880 Shares that Tremont LLC, the CMRT, Valhi and his spouse hold directly and the 21,529,333 Shares his spouse and Valhi may acquire upon conversion of the 1,614,700 shares of Series A Preferred Stock that his spouse and Valhi hold directly (in the aggregate 93,574,213 Shares, or approximately 51.2% of the outstanding Shares assuming the full conversion of only the shares of Series A Preferred Stock his spouse and Valhi directly hold);

                  (5) Annette C. Simmons may be deemed to share the power to vote and direct the disposition of the 128,600 Shares she holds directly and the 21,333,333 Shares she may acquire upon conversion of the 1,600,000 shares of Series A Preferred Stock that she holds directly (in the aggregate 21,461,933 Shares, or approximately 11.8% of the outstanding Shares assuming the full conversion of only the shares of Series A Preferred Stock she directly holds); and

                  (6) Harold C. Simmons may be deemed to have the sole power to vote and direct the disposition of the 4,642,900 Shares (approximately 2.9% of the outstanding Shares) he holds directly.

         (c) The table below sets forth transactions in the Shares by the Reporting Persons during the 60 days prior to August 4, 2006 and through August 11, 2006. Harold C. Simmons and Valhi were the only Reporting Persons to have transactions in the Shares during this period. They executed all of such transactions, which were all purchases of Shares, on the New York Stock Exchange.


                                                                         Number of         Price Per Share ($)
                Purchaser                             Date                Shares       (exclusive of commissions)
--------------------------------------------        --------             ---------     --------------------------
Valhi, Inc..................................        06/08/06               30,000                 $33.0000
Valhi, Inc..................................        06/08/06               30,000                 $32.5000
Valhi, Inc..................................        06/08/06               10,000                 $32.7000
Valhi, Inc..................................        06/12/06               40,000                 $33.0000
Valhi, Inc..................................        06/13/06                3,100                 $29.4700
Valhi, Inc..................................        06/13/06                  600                 $29.4800
Valhi, Inc..................................        06/13/06                4,800                 $29.5000
Valhi, Inc..................................        06/13/06                4,300                 $29.5100
Valhi, Inc..................................        06/13/06                8,000                 $29.5200
Valhi, Inc..................................        06/13/06                  400                 $29.5300
Valhi, Inc..................................        06/13/06                  700                 $29.5400
Valhi, Inc..................................        06/13/06                1,700                 $29.5500
Valhi, Inc..................................        06/13/06                3,900                 $29.5600
Valhi, Inc..................................        06/13/06                2,900                 $29.5700
Valhi, Inc..................................        06/13/06                1,300                 $29.5800
Valhi, Inc..................................        06/13/06                3,000                 $29.5900
Valhi, Inc..................................        06/13/06                2,200                 $29.6000
Valhi, Inc..................................        06/13/06                7,400                 $29.6400
Valhi, Inc..................................        06/13/06                  200                 $29.6600
Valhi, Inc..................................        06/13/06                2,100                 $29.6800
Valhi, Inc..................................        06/13/06                  600                 $29.8000
Valhi, Inc..................................        06/13/06                1,000                 $29.8200
Valhi, Inc..................................        06/13/06                  500                 $29.8300
Valhi, Inc..................................        06/13/06                1,000                 $29.8400
Valhi, Inc..................................        06/13/06                  100                 $29.0800
Valhi, Inc..................................        06/13/06                  300                 $29.0900
Valhi, Inc..................................        06/13/06                1,500                 $29.1000
Valhi, Inc..................................        06/13/06                  600                 $29.2800
Valhi, Inc..................................        06/13/06                1,200                 $29.2900
Valhi, Inc..................................        06/13/06                3,900                 $29.3000
Valhi, Inc..................................        06/13/06                3,400                 $29.3100
Valhi, Inc..................................        06/13/06                3,700                 $29.3200
Valhi, Inc..................................        06/13/06                4,300                 $29.3300
Valhi, Inc..................................        06/13/06                2,700                 $29.3400
Valhi, Inc..................................        06/13/06                2,000                 $29.3500
Valhi, Inc..................................        06/13/06                7,900                 $29.3600
Valhi, Inc..................................        06/13/06                2,700                 $29.3700
Valhi, Inc..................................        06/13/06                1,100                 $29.3800
Valhi, Inc..................................        06/13/06                2,500                 $29.3900
Valhi, Inc..................................        06/13/06                4,400                 $29.4000
Valhi, Inc..................................        06/13/06                  700                 $29.4100
Valhi, Inc..................................        06/13/06                1,100                 $29.4200
Valhi, Inc..................................        06/13/06                  100                 $29.4400
Valhi, Inc..................................        06/13/06                1,100                 $29.4500
Valhi, Inc..................................        06/13/06               10,000                 $28.3500
Valhi, Inc..................................        06/13/06                9,300                 $28.4300
Valhi, Inc..................................        06/13/06               10,000                 $28.5000
Valhi, Inc..................................        06/13/06                  700                 $28.5100
Valhi, Inc..................................        06/13/06               10,000                 $28.6500
Valhi, Inc..................................        06/13/06                4,700                 $28.6600
Valhi, Inc..................................        06/13/06                  100                 $28.6700
Valhi, Inc..................................        06/13/06                  700                 $28.7000
Valhi, Inc..................................        06/13/06                  800                 $28.7100
Valhi, Inc..................................        06/13/06                  700                 $28.7400
Valhi, Inc..................................        06/13/06               12,500                 $28.7500
Valhi, Inc..................................        06/13/06                8,300                 $28.7600
Valhi, Inc..................................        06/13/06                  200                 $28.7700
Valhi, Inc..................................        06/13/06                2,000                 $28.8600
Valhi, Inc..................................        06/13/06                2,400                 $29.0000
Valhi, Inc..................................        06/13/06                1,800                 $29.0300
Valhi, Inc..................................        06/13/06                3,200                 $29.0400
Valhi, Inc..................................        06/13/06                4,500                 $29.0500
Valhi, Inc..................................        06/13/06                1,100                 $29.0600
Valhi, Inc..................................        06/13/06                5,100                 $29.0700
Valhi, Inc..................................        06/13/06                  900                 $29.8500
Valhi, Inc..................................        06/13/06                4,400                 $29.8700
Valhi, Inc..................................        06/13/06                  900                 $29.8900
Valhi, Inc..................................        06/13/06                  700                 $29.9000
Valhi, Inc..................................        06/13/06                  300                 $29.9100
Valhi, Inc..................................        06/13/06                1,800                 $29.9200
Valhi, Inc..................................        06/13/06                1,000                 $29.9300
Valhi, Inc..................................        06/13/06                2,600                 $29.9400
Valhi, Inc..................................        06/13/06                4,300                 $29.9500
Valhi, Inc..................................        06/14/06               16,200                 $29.0000
Valhi, Inc..................................        06/14/06                  200                 $28.9300
Valhi, Inc..................................        06/14/06                  700                 $28.9700
Valhi, Inc..................................        06/14/06                  200                 $28.9600
Valhi, Inc..................................        06/14/06                2,400                 $28.9900
Valhi, Inc..................................        06/14/06                  500                 $28.9800
Valhi, Inc..................................        06/14/06                1,300                 $28.9500
Valhi, Inc..................................        06/14/06                  200                 $28.8600
Valhi, Inc..................................        06/14/06                  600                 $28.8800
Valhi, Inc..................................        06/14/06                1,700                 $28.8200
Valhi, Inc..................................        06/14/06                1,300                 $28.7800
Valhi, Inc..................................        06/14/06                3,400                 $28.8600
Valhi, Inc..................................        06/14/06                1,200                 $28.8200
Valhi, Inc..................................        06/14/06                  800                 $28.8100
Valhi, Inc..................................        06/14/06                1,200                 $28.7600
Valhi, Inc..................................        06/14/06                  700                 $28.9400
Harold C. Simmons...........................        07/13/06                  400                 $26.7100
Harold C. Simmons...........................        07/13/06                7,000                 $26.7400
Harold C. Simmons...........................        07/13/06                2,600                 $26.7500
Harold C. Simmons...........................        07/13/06                  200                 $26.7600
Harold C. Simmons...........................        07/13/06                1,800                 $26.7800
Harold C. Simmons...........................        07/13/06                1,500                 $26.7900
Harold C. Simmons...........................        07/13/06                  800                 $26.8000
Harold C. Simmons...........................        07/13/06                  500                 $26.8300
Harold C. Simmons...........................        07/13/06                  300                 $26.8300
Harold C. Simmons...........................        07/13/06                  700                 $26.8400
Harold C. Simmons...........................        07/13/06                3,200                 $26.8500
Harold C. Simmons...........................        07/13/06                  500                 $26.9800
Harold C. Simmons...........................        07/13/06                1,400                 $26.9900
Harold C. Simmons...........................        07/13/06                3,100                 $27.0000
Harold C. Simmons...........................        07/13/06                  400                 $27.1100
Harold C. Simmons...........................        07/13/06                1,200                 $27.1200
Harold C. Simmons...........................        07/13/06                  800                 $27.1300
Harold C. Simmons...........................        07/13/06                  700                 $27.1400
Harold C. Simmons...........................        07/13/06                1,000                 $27.1700
Harold C. Simmons...........................        07/13/06                1,500                 $27.1900
Harold C. Simmons...........................        07/13/06               18,600                 $27.2000
Harold C. Simmons...........................        07/13/06                1,800                 $27.2100
Harold C. Simmons...........................        07/13/06                1,500                 $27.2200
Harold C. Simmons...........................        07/13/06                1,000                 $27.2300
Harold C. Simmons...........................        07/13/06                1,100                 $27.2400
Harold C. Simmons...........................        07/13/06                6,400                 $27.2500
Harold C. Simmons...........................        07/13/06                  400                 $27.3200
Harold C. Simmons...........................        07/13/06                  200                 $27.3300
Harold C. Simmons...........................        07/13/06                  200                 $27.3400
Harold C. Simmons...........................        07/13/06                  700                 $27.3500
Harold C. Simmons...........................        07/13/06                1,100                 $27.3600
Harold C. Simmons...........................        07/13/06                  300                 $27.3700
Harold C. Simmons...........................        07/13/06                  400                 $27.3800
Harold C. Simmons...........................        07/13/06                3,400                 $27.4000
Harold C. Simmons...........................        07/13/06                1,200                 $27.4100
Harold C. Simmons...........................        07/13/06                5,300                 $27.4200
Harold C. Simmons...........................        07/13/06                3,400                 $27.4300
Harold C. Simmons...........................        07/13/06                  900                 $27.4400
Harold C. Simmons...........................        07/13/06                1,000                 $27.4500
Harold C. Simmons...........................        07/13/06                1,300                 $27.4600
Harold C. Simmons...........................        07/13/06                  200                 $27.4800
Harold C. Simmons...........................        07/13/06                  500                 $27.4900
Harold C. Simmons...........................        07/13/06               10,600                 $27.5000
Harold C. Simmons...........................        07/13/06                3,900                 $27.5100
Harold C. Simmons...........................        07/13/06                5,000                 $26.9100
Harold C. Simmons...........................        07/13/06                  200                 $26.8900
Harold C. Simmons...........................        07/13/06                3,500                 $26.9000
Harold C. Simmons...........................        07/13/06                1,000                 $26.9200
Harold C. Simmons...........................        07/13/06                1,800                 $26.9300
Harold C. Simmons...........................        07/13/06                  600                 $26.9400
Harold C. Simmons...........................        07/13/06                5,900                 $26.9500
Harold C. Simmons...........................        07/13/06                3,000                 $26.9600
Harold C. Simmons...........................        07/13/06                3,100                 $26.9700
Harold C. Simmons...........................        07/13/06                2,800                 $26.9800
Harold C. Simmons...........................        07/13/06                2,500                 $26.9900
Harold C. Simmons...........................        07/13/06                  600                 $27.0000
Harold C. Simmons...........................        07/14/06                3,000                 $23.9000
Harold C. Simmons...........................        07/14/06                  600                 $23.9100
Harold C. Simmons...........................        07/14/06                2,700                 $23.9200
Harold C. Simmons...........................        07/14/06                2,300                 $23.9300
Harold C. Simmons...........................        07/14/06                  300                 $23.9400
Harold C. Simmons...........................        07/14/06                6,800                 $23.9600
Harold C. Simmons...........................        07/14/06                1,900                 $23.9700
Harold C. Simmons...........................        07/14/06                2,000                 $23.9800
Harold C. Simmons...........................        07/14/06                3,300                 $23.9900
Harold C. Simmons...........................        07/14/06               27,100                 $24.0000
Harold C. Simmons...........................        07/14/06                  400                 $24.0300
Harold C. Simmons...........................        07/14/06                1,000                 $24.0400
Harold C. Simmons...........................        07/14/06                2,900                 $24.0800
Harold C. Simmons...........................        07/14/06                1,300                 $24.0900
Harold C. Simmons...........................        07/14/06                3,300                 $24.1000
Harold C. Simmons...........................        07/14/06               11,200                 $24.1100
Harold C. Simmons...........................        07/14/06                  100                 $24.1200
Harold C. Simmons...........................        07/14/06                  300                 $24.1300
Harold C. Simmons...........................        07/14/06                  100                 $24.1400
Harold C. Simmons...........................        07/14/06                1,400                 $24.1500
Harold C. Simmons...........................        07/14/06                  700                 $24.1600
Harold C. Simmons...........................        07/14/06                1,300                 $24.1700
Harold C. Simmons...........................        07/14/06                2,800                 $24.1800
Harold C. Simmons...........................        07/14/06                3,400                 $24.1900
Harold C. Simmons...........................        07/14/06                5,000                 $24.2000
Harold C. Simmons...........................        07/14/06                9,200                 $24.2100
Harold C. Simmons...........................        07/14/06                  200                 $24.2400
Harold C. Simmons...........................        07/14/06                5,400                 $24.2600
Harold C. Simmons...........................        07/14/06                6,100                 $26.2700
Harold C. Simmons...........................        07/14/06                5,000                 $26.5500
Harold C. Simmons...........................        07/14/06                5,000                 $26.5500
Harold C. Simmons...........................        07/14/06               13,900                 $26.8100
Harold C. Simmons...........................        07/14/06                9,000                 $26.8200
Harold C. Simmons...........................        07/14/06               11,000                 $26.8500
Harold C. Simmons...........................        07/25/06                  300                 $25.7100
Harold C. Simmons...........................        07/25/06                9,500                 $25.7200
Harold C. Simmons...........................        07/25/06                2,100                 $25.7300
Harold C. Simmons...........................        07/25/06                  200                 $25.7400
Harold C. Simmons...........................        07/25/06                1,200                 $25.7500
Harold C. Simmons...........................        07/25/06                  700                 $25.7600
Harold C. Simmons...........................        07/25/06                  800                 $25.7700
Harold C. Simmons...........................        07/25/06                  100                 $25.7800
Harold C. Simmons...........................        07/25/06                  200                 $25.7900
Harold C. Simmons...........................        07/25/06                4,500                 $25.8000
Harold C. Simmons...........................        07/25/06                4,400                 $25.8100
Harold C. Simmons...........................        07/25/06                6,500                 $25.8200
Harold C. Simmons...........................        07/25/06                  800                 $25.8300
Harold C. Simmons...........................        07/25/06                  100                 $25.8400
Harold C. Simmons...........................        07/25/06                3,000                 $25.8500
Harold C. Simmons...........................        07/25/06                2,400                 $25.8600
Harold C. Simmons...........................        07/25/06                3,900                 $25.8700
Harold C. Simmons...........................        07/25/06                1,300                 $25.8800
Harold C. Simmons...........................        07/25/06                3,700                 $25.8900
Harold C. Simmons...........................        07/25/06                2,000                 $25.9000
Harold C. Simmons...........................        07/25/06                  800                 $25.9100
Harold C. Simmons...........................        07/25/06                1,400                 $25.9400
Harold C. Simmons...........................        07/25/06                  100                 $25.9500
Harold C. Simmons...........................        07/26/06                  200                 $26.4700
Harold C. Simmons...........................        07/26/06                  100                 $26.4800
Harold C. Simmons...........................        07/26/06                  100                 $26.4900
Harold C. Simmons...........................        07/26/06                1,800                 $26.5000
Harold C. Simmons...........................        07/26/06                1,900                 $26.5100
Harold C. Simmons...........................        07/26/06                2,800                 $26.5200
Harold C. Simmons...........................        07/26/06                8,600                 $26.5300
Harold C. Simmons...........................        07/26/06                5,500                 $26.5400
Harold C. Simmons...........................        07/26/06                7,600                 $26.5500
Harold C. Simmons...........................        07/27/06                  800                 $26.4400
Harold C. Simmons...........................        07/27/06                1,100                 $26.4500
Harold C. Simmons...........................        07/27/06                1,500                 $26.4600
Harold C. Simmons...........................        07/27/06                  600                 $26.4700
Harold C. Simmons...........................        07/27/06                  300                 $26.4800
Harold C. Simmons...........................        07/27/06                  100                 $26.5000
Harold C. Simmons...........................        07/27/06                1,400                 $26.5100
Harold C. Simmons...........................        07/27/06                  700                 $26.5200
Harold C. Simmons...........................        07/27/06                  200                 $26.5300
Harold C. Simmons...........................        07/27/06                2,200                 $26.5400
Harold C. Simmons...........................        07/27/06                1,400                 $26.5500
Harold C. Simmons...........................        07/27/06                  600                 $26.5900
Harold C. Simmons...........................        07/27/06                  500                 $26.6000
Harold C. Simmons...........................        07/27/06                1,400                 $26.6100
Harold C. Simmons...........................        07/27/06                  100                 $26.6400
Harold C. Simmons...........................        07/27/06                1,300                 $26.6600
Harold C. Simmons...........................        07/27/06                  500                 $26.6700
Harold C. Simmons...........................        07/27/06                1,000                 $26.6800
Harold C. Simmons...........................        07/27/06                  700                 $26.6900
Harold C. Simmons...........................        07/27/06                5,000                 $26.7500
Harold C. Simmons...........................        08/01/06                  300                 $27.8600
Harold C. Simmons...........................        08/01/06                  300                 $27.8700
Harold C. Simmons...........................        08/01/06                  500                 $27.8900
Harold C. Simmons...........................        08/01/06                2,700                 $27.9000
Harold C. Simmons...........................        08/01/06                  400                 $27.9100
Harold C. Simmons...........................        08/01/06                  100                 $27.9200
Harold C. Simmons...........................        08/01/06                  500                 $27.9300
Harold C. Simmons...........................        08/01/06                3,100                 $27.9400
Harold C. Simmons...........................        08/01/06                1,500                 $27.9500
Harold C. Simmons...........................        08/01/06                  200                 $27.9600
Harold C. Simmons...........................        08/01/06                  100                 $27.9800
Harold C. Simmons...........................        08/01/06                  300                 $27.9900
Harold C. Simmons...........................        08/01/06                4,900                 $28.0000
Harold C. Simmons...........................        08/01/06                4,600                 $28.1700
Harold C. Simmons...........................        08/01/06                  100                 $28.1800
Harold C. Simmons...........................        08/01/06                  700                 $28.1900
Harold C. Simmons...........................        08/01/06                  800                 $28.2000
Harold C. Simmons...........................        08/01/06                1,300                 $28.2100
Harold C. Simmons...........................        08/01/06                6,300                 $28.2500
Harold C. Simmons...........................        08/01/06                6,000                 $28.2600
Harold C. Simmons...........................        08/01/06                1,100                 $28.2700
Harold C. Simmons...........................        08/01/06                  100                 $28.2800
Harold C. Simmons...........................        08/01/06                  100                 $28.2900
Harold C. Simmons...........................        08/01/06                  200                 $28.3000
Harold C. Simmons...........................        08/01/06                  100                 $28.3100
Harold C. Simmons...........................        08/01/06                  700                 $28.3200
Harold C. Simmons...........................        08/01/06                  500                 $28.3300
Harold C. Simmons...........................        08/01/06                1,700                 $28.3500
Harold C. Simmons...........................        08/01/06                1,500                 $28.3600
Harold C. Simmons...........................        08/01/06                1,100                 $28.3700
Harold C. Simmons...........................        08/01/06                1,700                 $28.3800
Harold C. Simmons...........................        08/01/06                  400                 $28.3900
Harold C. Simmons...........................        08/01/06                3,300                 $28.4000
Harold C. Simmons...........................        08/01/06                  400                 $28.4100
Harold C. Simmons...........................        08/01/06                2,000                 $28.4300
Harold C. Simmons...........................        08/01/06                  200                 $28.4400
Harold C. Simmons...........................        08/01/06                  200                 $27.9700
Harold C. Simmons...........................        08/09/06                2,800                 $26.9000
Harold C. Simmons...........................        08/09/06                2,500                 $26.9100
Harold C. Simmons...........................        08/09/06                  200                 $26.9200
Harold C. Simmons...........................        08/09/06                2,700                 $26.9300
Harold C. Simmons...........................        08/09/06                4,600                 $26.9400
Harold C. Simmons...........................        08/09/06                  500                 $26.9500
Harold C. Simmons...........................        08/09/06                1,700                 $26.9600
Harold C. Simmons...........................        08/09/06                2,300                 $26.9700
Harold C. Simmons...........................        08/09/06                1,900                 $26.9800
Harold C. Simmons...........................        08/09/06                2,800                 $26.9900
Harold C. Simmons...........................        08/09/06                3,000                 $27.0000
Harold C. Simmons...........................        08/11/06                1,700                 $25.9500
Harold C. Simmons...........................        08/11/06                  100                 $25.9600
Harold C. Simmons...........................        08/11/06               10,300                 $25.9700
Harold C. Simmons...........................        08/11/06                7,600                 $25.9800
Harold C. Simmons...........................        08/11/06                3,300                 $25.9900
Harold C. Simmons...........................        08/11/06                2,000                 $26.0000

         During the same period, a partnership controlled by Mr. W. Hayden McIlroy, a person listed on Schedule B to this Statement, purchased 1,000 Shares on July 31, 2006 at $28.1997 per share.

         (d) Each of Tremont LLC, Annette C. Simmons, the CMRT, Valhi and Harold
C. Simmons has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Company securities directly held by such entity or person.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Item 6 is amended as follows:

         The information included in Items 3 and 4 of this Statement is hereby incorporated herein by reference.

         Other than as set forth above, none of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  August 14, 2006




                                                          /s/ Harold C. Simmons
                                                          ----------------------
                                                          Harold C. Simmons
                                                          Signing in the
                                                          capacities listed on
                                                          Schedule "A" attached
                                                          hereto and
                                                          incorporated herein by
                                                          reference.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  August 14, 2006




                                                          /s/ Steven L. Watson
                                                          ----------------------
                                                          Steven L. Watson
                                                          Signing in the
                                                          capacities listed on
                                                          Schedule "A" attached
                                                          hereto and
                                                          incorporated herein by
                                                          reference.

                                   SCHEDULE A


HAROLD C. SIMMONS, in his individual capacity, as trustee for THE COMBINED MASTER RETIREMENT TRUST and as attorney-in-fact for ANNETTE C. SIMMONS


STEVEN L. WATSON, as president or vice president of each of:

CONTRAN CORPORATION
DIXIE HOLDING COMPANY
placeDIXIE RICE AGRICULTURAL CORPORATION, INC.
HAROLD SIMMONS FOUNDATION, INC.
NATIONAL CITY LINES, INC.
NOA, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.
TREMONT LLC
VALHI GROUP, INC.
VALHI HOLDING COMPANY
VALHI, INC.

                                   Schedule B

         Schedule B is hereby amended and restated as follows:

         The names of the directors and executive officers of Contran Corporation ("Contran"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), the Harold Simmons Foundation, Inc. (the "Foundation"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Southwest Louisiana Land Company, Inc. ("Southwest"), Valhi Group, Inc. ("VGI"), Valhi Holding Company ("VHC") and Valhi, Inc. ("Valhi") and their present principal occupations are set forth below. Except as otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.

           Name                           Present Principal Occupation
------------------------------      --------------------------------------------

Eugene K. Anderson                  Vice  president of Contran,  Dixie  Holding,
                                    Dixie  Rice,   National,   NOA,   Southwest,
                                    Tremont   LLC,   a  wholly   owned   limited
                                    liability  company  of  Valhi   ("Tremont"),
                                    Valhi, VGI and VHC; and treasurer of the Foundation.

Thomas E. Barry (1)                 Vice  president  for  executive  affairs  at
                                    Southern Methodist University and professor of marketing in the Edwin L. Cox School of Business at Southern Methodist University;
                                    and a director of Valhi.

Norman S.  Edelcup  (2)             Mayor  of  Sunny   Isles   Beach,   Florida;
                                    director of CompX International Inc., an affiliate of Valhi ("Valhi"), Valhi and Florida Savings Bancorp; and trustee of the Baron Funds, a mutual fund group.

Lisa Simmons Epstein                Director and president of the Foundation.

L. Andrew Fleck                     Vice  president of Dixie Rice and Southwest;
                                    real estate manager for Contran.

Robert D. Graham                    Vice  president of Contran,  Dixie  Holding,
                                    Dixie Rice, the Foundation,  National,  NOA,
                                    Southwest,  Tremont,  Valhi,  VGI  and  VHC;
                                    executive vice president of Titanium  Metals
                                    Corporation (the "Company"); vice president and general counsel of Kronos Worldwide, Inc. ("Kronos Worldwide") and NL Industries,
                                    Inc. ("NL"), both affiliates of Valhi.

J. Mark Hollingsworth               Vice   president  and  general   counsel  of
                                    Contran,    Dixie   Holding,   Dixie   Rice,
                                    National,  NOA, Southwest,  Tremont,  Valhi,
                                    VGI  and  VHC;   general   counsel   of  the
                                    Foundation  and CompX;  trust counsel of The
                                    Combined  Master  Retirement  Trust, a trust
                                    Contran sponsors that permits the collective
                                    investment  by master  trusts that  maintain
                                    the assets of certain employee benefit plans
                                    Contran  and  related  companies  adopt (the
                                    "CMRT");   and  acting  general  counsel  of
                                    Keystone Consolidated Industries, Inc., a subsidiary of Contran ("Keystone").

Keith A. Johnson                    Controller of the Foundation.

William J. Lindquist                Director   and  senior  vice   president  of
                                    Contran, Dixie Holding, National, NOA, VGI and VHC; senior vice president of Dixie
                                    Rice, Southwest, Tremont and Valhi.

A. Andrew R. Louis                  Secretary  of the Company,  Contran,  CompX,
                                    Dixie  Holding,   placeDixie  Rice,   Kronos
                                    Worldwide,  National,  NL,  NOA,  Southwest,
                                    Tremont, Valhi, VGI and VHC.

Kelly D. Luttmer                    Vice  president  and  tax  director  of  the
                                    Company,   Contran,  CompX,  Dixie  Holding,
                                    Dixie Rice, Kronos Worldwide,  National, NL,
                                    NOA, Southwest, Tremont, Valhi, VGI and VHC.

Andrew McCollam, Jr. (3)            President   and  a  director  of  Southwest;
                                    director  of  Dixie  Rice;   and  a  private
                                    investor.

W. Hayden McIlroy (4)               Private  investor  primarily in real estate;
                                    and a director of Valhi and Cadco Systems, Inc., a manufacturer of emergency alert systems.

Bobby D. O'Brien                    Vice president,  chief financial officer and
                                    director of Dixie  Holding,  National,  NOA,
                                    VGI and VHC; executive vice president and chief financial officer of the Company; and vice president and chief financial officer of Contran, Dixie Rice, Southwest, Tremont and Valhi.

Glenn R. Simmons                    Vice chairman of the board of Contran, Dixie
                                    Holding, Dixie Rice, National, NOA, Tremont,
                                    Valhi, VGI and VHC; chairman of the board of CompX and Keystone; director and executive vice president of Southwest; and a director of the Company, Kronos Worldwide and NL.

Harold C. Simmons                   Chairman  of  the  board  of  the   Company,
                                    Contran,  Dixie  Holding,  Dixie  Rice,  the
                                    Foundation,    National,   NOA,   Southwest,
                                    Tremont, Valhi, VGI and VHC; chairman of the board and chief executive officer of NL and Kronos Worldwide; and trustee and member of the trust investment committee of the CMRT.

Richard A. Smith (5)                Vice president of Dixie Rice.

John A. St. Wrba                    Vice president and treasurer of the Company,
                                    Contran,  Dixie Holding,  Dixie Rice, Kronos
                                    Worldwide,  National,  NL,  NOA,  Southwest,
                                    Tremont, Valhi, VGI and VHC.

Gregory M. Swalwell                 Vice  president  and  controller of Contran,
                                    Dixie  Holding,  National,  NOA,  Southwest,
                                    Tremont, Valhi, VGI and VHC; vice president,
                                    finance  and  chief  financial   officer  of
                                    Kronos Worldwide and NL; and vice president of the Company, Dixie Rice and Southwest.

J. Walter Tucker, Jr. (6)           President,   treasurer  and  a  director  of
                                    Tucker & Branham,  Inc., a mortgage banking,
                                    insurance   and  real  estate   company;   a
                                    director of Valhi; and a member of the trust investment committee of the CMRT.

Steven L. Watson                    Vice chairman, president and chief executive
                                    officer  of  the   Company;   director   and
                                    president of Contran,  Dixie Holding,  Dixie
                                    Rice, National,  NOA, VGI and VHC; director,
                                    president  and chief  executive  officer  of
                                    Valhi;  president  of Tremont;  director and
                                    executive   vice   president  of  Southwest;
                                    director, vice president and secretary of the Foundation; president of Tremont; vice chairman of Kronos Worldwide; and a director of CompX, Keystone and NL.

----------

(1) The principal business address for Dr. Barry is Southern Methodist University, Perkins Administration Bldg. #224, Dallas, Texas 75275.

(2) The principal business address for Mr. Edelcup is 17395 North Bay Road, Suite 103, Sunny Isles Beach, Florida 33160.

(3) The principal business address for Mr. McCollam is 402 Canal Street, Houma, Louisiana 70360.

(4) The principal business address for Mr. McIlroy is 25 Highland Park Village, Suite 100-341, Dallas, Texas 75225.

(5) The principal business address for Mr. Smith is 600 Pasquiere Street, Gueydan, Louisiana 70542-0010.

(6) The principal business address for Mr. Tucker is 1350 North Orange Avenue, Suite 102, Winter Park, Florida 32789.

                                   SCHEDULE C

         Schedule C is hereby amended and restated as follows:

         Based upon ownership filings with the Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to personally beneficially own shares ("Shares") of the common stock, par value $0.01 per share, of Titanium Metals Corporation, a Delaware corporation (the "Company"), as outlined below.

                                                                Shares                 Options
                Name                                             Held                  Held (1)              Total
-----------------------------------------                     -----------            -----------         -----------

Eugene K. Anderson                                                 -0-                  -0-                     -0-

Thomas E. Barry                                                    -0-                  -0-                     -0-

Norman S. Edelcup                                                  -0-                  -0-                     -0-

Lisa Simmons Epstein                                               -0-                  -0-                     -0-

L. Andrew Fleck (2)                                             71,240                  -0-                  71,240

Robert D. Graham                                                   -0-                  -0-                     -0-

J. Mark Hollingsworth                                              -0-                  -0-                     -0-

Keith A. Johnson                                                 9,300                  -0-                   9,300

William J. Lindquist                                               -0-                  -0-                     -0-

A. Andrew R. Louis                                                 -0-                  -0-                     -0-

Kelly D. Luttmer                                                   400                  -0-                     400

Andrew McCollam, Jr.                                               -0-                  -0-                     -0-

W. Hayden McIlroy (3)                                            5,000                  -0-                   5,000

Bobby D. O'Brien                                                   -0-                  -0-                     -0-

Glenn R. Simmons                                                40,500                  -0-                  40,500

Harold C. Simmons (4)                                       26,104,833                  -0-              26,104,833

Richard A. Smith                                                   -0-                  -0-                     -0-

John A. St. Wrba                                                   -0-                  -0-                     -0-

Gregory M. Swalwell                                                -0-                  -0-                     -0-

J. Walter Tucker, Jr.                                              -0-                  -0-                     -0-

Steven L. Watson                                                86,500               60,000                 146,500

----------

(1) Represents Shares issuable pursuant to the exercise of stock options within 60 days of the date of this Statement.

(2)      Includes 3,440 Shares owned by his minor children.

(3) Comprises (1) 4,000 Shares owned by a partnership that Mr. McIlroy controls and (2) 4,000 Shares Mr. McIlroy has the right to receive upon conversion of 300 shares of the Company's 6 3/4% Series A Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), that he holds directly.

(4) Includes 128,600 Shares that Harold C. Simmons' spouse owns directly and 21,333,333 Shares that she is entitled to receive upon the conversion of 1,600,000 shares of Series A Preferred Stock that she holds directly. This table excludes other Shares of which Mr. Simmons may be deemed to possess indirect beneficial ownership as described in
         Item 5(a) of this Statement. Mr. Simmons disclaims beneficial ownership of all Shares that he does not directly own.